1934 Act Registration No. 1- 14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2007
Siliconware Precision Industries Co., Ltd.
(Translation of Registrant’s Name Into English)
NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F	☑	Form 40-F	☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     )

SIGNATURES

Siliconware Precision Industries Co., Ltd.
FOR IMMEDIATE RELEASE
Contact:
Eva Chen / CFO
(886)4-2534-1525ext.1528
evachen@spil.com.tw
Janet Chen/ Investor Relations
(886)2-2702-8898 ext105
janet@spiltp.com.tw
SPIL website “www.spil.com.tw”
Siliconware Precision Industries Reports 6.2% Revenues Sequential Decline
and Diluted EPS of NT$ 1.32 or Diluted EPADS of US$ 0.20 for 1Q 2007
Taichung, Taiwan, Apr 25, 2007—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”)(TAIEX: 2325, NASDAQ: SPIL) today announced that its sales revenues for 1Q 2007 was NT$ 13,751 million, representing 6.2% sequential decline QoQ and 2.3% growth compared to the same period of year 2006.
SPIL reported a net income of NT$ 3,833 million in 1Q 2007, compared with a net income of NT$ 3,877 million in 4Q 2006 and a net income of NT$ 2,824 million in 1Q 2006.
Unconsolidated 1Q 2007 Financial Results
➢ Net revenue was NT$ 13,751 million, in which NT$ 12,548 million was from assembly business and NT$ 1,203 million was from testing business.
➢ Cost of goods sold was NT$ 9,945 million, and gross profit was NT$ 3,806 million, representing a gross margin of 27.7%.
➢ Operating expenses were NT$ 799 million, including selling expenses of NT$ 194 million, administrative expenses of NT$ 264 million, and R& D expenses of NT$ 341 million. Operating profit was NT$ 3,007 million, representing an operating margin of 21.9%.
➢ Net income was NT$ 3,833 million.
➢ Diluted earnings per ordinary share for this quarter was NT$ 1.32, or diluted earnings per ADS of US$ 0.20. Total weighted average outstanding ordinary shares-diluted for 1Q 2007 were 2,945 million shares.

SPIL 1Q 07	1

Siliconware Precision Industries Co., Ltd.
Capital Expenditure
➢ Capital expenditure in 1Q 2007 totaled NT$ 2,017 million, in which NT$ 1,201 million were spent on assembly equipment, and NT$ 816 million were spent on testing equipment.
➢ The depreciation expenses in 1Q 2007 were NT$ 1,753 million, in which NT$ 1,220 million were from assembly business and NT$ 533 million were from testing business.
Assembly Operation
➢ Substrate products revenues accounted for 50% of total revenues, remaining flat from previous quarter; wafer bumping and FCBGA accounted for 11%, up from 10% in previous quarter; lead frame products revenues accounted for 28%, remaining flat from previous quarter. Testing service generated 9% of total revenues in 1Q 2007.

SPIL 1Q 07	2

Siliconware Precision Industries Co., Ltd.
About SPIL
Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, TSE:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.
Safe Harbor Statement
The information herein contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:
•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual report for the year ended December 31, 2004 on Form 20-F filed with the U.S. Securities and Exchange Commission on June 10, 2005.
The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.
All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. Audited unconsolidated financial figures will be publicly announced upon the completion of our audited process. The investment gains or losses of our company for the three months ended Mar 31, 2007 reflect our gains or losses attributable to the first quarter of 2007 unaudited financial results of several of our investments (the “Investees”) which are evaluated under the equity method. The unaudited unconsolidated financial data for our company for the three months ended Mar 31, 2007, is not necessarily indicative of the results that may be expected for any period thereafter.

SPIL 1Q 07	3

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED BALANCE SHEET
As of Mar 31, 2007 and 2006
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Mar 31,2007			Mar 31,2006		Sequential
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and cash equivalent	637,428	21,086,120	26	12,873,568	17	8,212,552	64
Accounts receivable	262,436	8,681,399	10	8,314,940	11	366,459	4
Inventories	75,838	2,508,706	3	2,784,148	4	(275,442)	-10
Other current assets	63,511	2,100,943	3	1,982,759	2	118,184	6

Total current assets	1,039,213	34,377,168	42	25,955,415	34	8,421,753	32

Long-term investments	424,579	14,045,087	17	17,729,328	23	(3,684,241)	-21
Fixed assets	1,842,592	60,952,945	73	54,370,808	72	6,582,137	12
Less accumulated depreciation	(864,378)	(28,593,631)	-34	(24,469,525)	-32	(4,124,106)	17

Net fixed assets	978,214	32,359,314	39	29,901,283	40	2,458,031	8

Other assets	64,912	2,147,277	2	2,642,785	3	(495,508)	-19

Total Assets	2,506,918	82,928,846	100	76,228,811	100	6,700,035	9

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities

Accounts payable	136,875	4,527,833	6	4,518,195	6	9,638	—
Current portion of long-term debt	35,810	1,184,596	1	6,112,790	8	(4,928,194)	-81
Other current liability	150,298	4,971,845	6	4,081,043	6	890,802	22
Bonds payable	—	—	—	5,934,701	8	(5,934,701)	-100
Long-term loans	90,226	2,984,690	4	1,666,600	2	1,318,090	79
Other liabilities	7,334	242,614	—	345,486	—	(102,872)	-30

Total Liabilities	420,543	13,911,578	17	22,658,815	30	(8,747,237)	-39

Stockholders’ Equity

Capital stock	889,497	29,424,577	36	24,141,992	31	5,282,585	22
Capital reserve	474,713	15,703,508	18	10,372,620	13	5,330,888	51
Legal reserve	60,565	2,003,494	2	1,179,104	2	824,390	70
Special reserve	1,512	50,029	—	141,053	—	(91,024)	-65
Retained earnings	521,369	17,246,876	21	11,064,924	15	6,181,952	56
Unrealized gain on financial instruments	162,044	5,360,399	7	7,566,236	10	(2,205,837)	-29
Cumulated translation adjustment	736	24,356	—	(65,377)	—	89,733	-137
Net loss not recognized as pension cost	(54)	(1,787)	—	(1,828)	—	41	-2
Treasury stock	(24,008)	(794,184)	-1	(828,728)	-1	34,544	-4

Total Equity	2,086,374	69,017,268	83	53,569,996	70	15,447,272	29

Total Liabilities & Shareholders’ Equity	2,506,918	82,928,846	100	76,228,811	100	6,700,035	9

Forex ( NT$ per US$ )		33.08		32.51

(1)All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Mar 31					Sequential Comparison
		1Q 2007		1Q 2006	YOY	1Q 2007	4Q 2006	QOQ
	USD	NTD	%	NTD	change %	NTD	NTD	change %
Revenues	415,689	13,750,997	100.0	13,439,341	2.3	13,750,997	14,665,868	-6.2
Cost of Goods Sold	(300,621)	(9,944,531)	-72.3	(9,834,836)	1.1	(9,944,531)	(10,474,052)	-5.1

Gross Profit	115,069	3,806,466	27.7	3,604,505	5.6	3,806,466	4,191,816	-9.2

Operating Expenses
Selling Expenses	(5,882)	(194,583)	-1.4	(180,626)	7.7	(194,583)	(160,125)	21.5
Administrative Expenses	(7,986)	(264,163)	-1.9	(243,900)	8.3	(264,163)	(277,592)	-4.8
Research and Development Expenses	(10,302)	(340,783)	-2.5	(252,961)	34.7	(340,783)	(364,114)	-6.4

	(24,170)	(799,529)	-5.8	(677,487)	18.0	(799,529)	(801,831)	-0.3

Operating Income	90,899	3,006,937	21.9	2,927,018	2.7	3,006,937	3,389,985	-11.3

Non-operating Income	37,995	1,256,859	9.1	198,275	533.9	1,256,859	819,276	53.4
Non-operating Expenses	(2,229)	(73,746)	-0.5	(124,896)	-41.0	(73,746)	(7,365)	901.3

Income from Continuing Operations before Income Tax	126,664	4,190,050	30.5	3,000,397	39.6	4,190,050	4,201,896	-0.3
Income Tax Credit (Expenses)	(10,795)	(357,102)	-2.6	(176,507)	102.3	(357,102)	(325,353)	9.8

Net Income	115,869	3,832,948	27.9	2,823,890	35.7	3,832,948	3,876,543	-1.1

Earnings Per Ordinary Share-Diluted		NT$1.32		NT$0.97			NT$1.33

Earnings Per ADS- Diluted		US$0.20		US$0.15			US$0.20

Weighted Average Outstanding Shares — Diluted (‘k)		2,944,530		2,844,222			2,897,870

Forex ( NT$ per US$ )		33.08		32.51			32.62

(1)	All figures are under ROC GAAP.

(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED STATEMENTS OF CASH FLOWS
For 3 Months Ended on Mar 31, 2007 and 2006
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months, 2007		3 months, 2006
	USD	NTD	NTD
Cash Flows from Operating Activities:

Net income	115,869	3,832,948	2,823,890
Depreciation	52,979	1,752,541	1,572,203
Amortization	4,143	137,048	140,028
Gains on disposal of long-term investment	(23,983)	(793,350)	—
Long-term investment loss recognized by equity method	(7,908)	(261,608)	7,496
Compensation interest payable on bonds payable	1	36	21,839
Foreign currency exchange (loss) gain on bonds payable	1,050	34,742	(150,712)
Change in working capital & others	36,986	1,223,491	610,151

Net cash flows provided from operating activities	179,137	5,925,848	5,024,895

Cash Flows from Investing Activities:

Acquisition of property, plant, and equipment	(60,967)	(2,016,780)	(2,388,352)
Increase on financial intruments	(76,286)	(2,523,529)	—
Payment for long-term investment	—	—	(487,050)
Proceeds from disposal of long-term investment	190,141	6,289,854	—
Payment for deferred charges/other changes	1,467	48,531	(72,699)

Net cash provided from (used in) investing activities	54,355	1,798,076	(2,948,101)

Cash Flows from Financing Activities:

Repayment of long-term loan	(582)	(19,266)	—
Proceeds from the exercise of employee stock option /other charges	862	28,528	227,340

Net cash provided from financing activities	280	9,262	227,340

Net increase (decrease) in cash and cash equivalents	233,772	7,733,186	2,304,134

Cash and cash equivalents at the beginning of the period	403,656	13,352,934	10,569,434

Cash and cash equivalents at the end of the period	637,428	21,086,120	12,873,568

Forex ( NT$ per US$ )		33.08	32.51

(1) : All figures are under ROC GAAP.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd
Date: April 25, 2007	By:	Ms. Eva Chen
Eva Chen
Chief Financial Officer